SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                      Generandes Peru S.A.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.          Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue      Entergy Enterprises, Inc.
222 East 41st Street            c/o Entergy Wholesale
New York, New York  10017         Operations
                                20 Greenway Plaza
                                Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Generandes Peru S.A. ("GPSA") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                 Generandes Peru S.A.
                 Avenida Victor Andres Belaunde
                 147 piso 7
                 San Isidro
                 Lima 27 - Peru

    Generandes Peru S.A. claims status as a FUCO by virtue of
its ownership interest in Edegel S.A.A. ("Edegel"), a FUCO under
the Act.   Edegel owns and operates seven hydroelectric
generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generating capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. Entergy Corporation owns indirectly a 38.13% interest in GPSA through its subsidiary, Entergy Power Peru S.A., a FUCO under the Act.

  The following person (other than Entergy Corporation and its subsidiaries) currently owns a 5% or more voting interest in
GPSA:  Compania Electrica Cono Sur S.A. (59.63%).

Item 2. Domestic Associate Public-Utility Companies of GPSA and their Relationship to GPSA.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of GPSA: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with GPSA.


EXHIBIT A.     State Certification.

                         Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002